Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$1,250,000,000.00	100.00%	$1,250,000,000.00	$145,125.00(1)

(1)

The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. There are unused registration fees of $356,602.79 that have been paid in respect of securities offered from Eksportfinans ASA’s Registration Statement No. 333-164694, of which this pricing supplement is a part. After giving effect to the $145,125.00 registration fee for this offering, $211,477.79 remains available for future offerings. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 628 dated May 18, 2011	Filed pursuant to Rule 424(b)(2)
to Prospectus Supplement and Prospectus dated February 4, 2010	Registration Statement No. 333-164694
relating to the Eksportfinans ASA U.S. Medium Term Note Program

$1,250,000,000 2.375% Notes due May 25, 2016

     This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and the prospectus dated February 4, 2010 for a description of the specific terms and conditions of this particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

Issuer:	Eksportfinans ASA

Specified Currency:	U.S. dollars

Principal Amount:	$1,250,000,000.00

CUSIP No.:	28264QV27

ISIN:	US28264QV275

	Issue price to public	Discounts and commissions	Proceeds to us

Per note:	99.995%	0.125%	99.870%
Total:	$1,249,937,500.00	$1,562,500.00	$1,248,375,000.00

BofA Merrill Lynch	Barclays Capital	Citi	Goldman Sachs
International

Credit Suisse	The Royal Bank of Scotland
Deutsche Bank	SOCIETE GENERALE
DZ Bank	UBS

Pricing Supplement dated May 18, 2011

Joint Lead Managers and Co- Managers (together, the Agents):

Joint Lead Managers:

Barclays Bank PLC (purchasing $284,375,000.00 aggregate principal amount)
Citigroup Global Markets Inc. (purchasing $284,375,000.00 aggregate principal amount)
Goldman Sachs International (purchasing $284,375,000.00 aggregate principal amount)
Merrill Lynch, Pierce, Fenner & Smith Incorporated (purchasing $284,375,000.00 aggregate principal amount)

Co- Managers:

Credit Suisse Securities (Europe) Limited (purchasing $18,750,000.00 aggregate principal amount)
Deutsche Bank AG, London Branch (purchasing $18,750,000.00 aggregate principal amount)
DZ Financial Markets LLC (purchasing $18,750,000.00 aggregate principal amount)
The Royal Bank of Scotland plc (purchasing $18,750,000.00 aggregate principal amount)
SG Americas Securities, LLC (purchasing $18,750,000.00 aggregate principal amount)
UBS Limited (purchasing $18,750,000.00 aggregate principal amount)

The Agents may make sales through their affiliates or selling agents.

The addresses of the Joint Lead Managers are:

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London
E14 4BB
United Kingdom
Attn: Debt Syndicate
Tel: +44(0) 20 773 9098
Fax: +44(0) 20 7516 7548

Citigroup Global Markets Inc.
388 Greenwich Street
New York, NY 10013
United States of America
Attn: Transaction Execution Group
Tel: 212-816-1135
Fax: 646-291-5209

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom
Attn: Syndicate Desk
Tel: +44 20 7774 1000
Fax: +44 20 774 2330

Merrill Lynch, Pierce, Fenner & Smith Incorporated
One Bryant Park
New York, NY 10036
United States of America
Attn: Transaction Management Group
Tel: 646-855-5309
Fax: 212-378-3446

Agents acting in the capacity as: Trade Date: Original Issue Date: Maturity Date: Fixed rate note: Interest Payment Dates:

Principal

May 18, 2011

May 25, 2011 (T+5)

May 25, 2016

Yes: The notes will bear interest at the rate of 2.375% per annum

Interest Payment Dates will be May 25 and November 25 of each year, commencing on November 25, 2011, to and including the Maturity Date.

Interest accrual:

If the Maturity Date or an Interest Payment Date falls on a day that is not a Business Day, payment of principal or interest will be paid on the next Business Day. No interest on that payment will accrue from and after the Maturity Date or Interest Payment Date.

Day count convention: Business Day:

30/360 unadjusted

For purposes of this issuance, a "Business Day" means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in New York or London.

Business day convention: Tax redemption: Additional amounts payable: Authorized denominations: Form of notes: Listing: Other:

Following, unadjusted.

Yes

Yes

$2,000 and multiples of $1,000 thereafter

Book-entry

We will apply to list the notes on the NYSE.

The notes are not exchangeable notes, renewable notes, index linked notes, asset linked notes, amortizing notes, floating rate notes or zero coupon notes, each as described in the prospectus supplement. There is no extension of maturity in connection with the notes.

     You may access the prospectus dated February 4, 2010, as supplemented by the prospectus supplement dated February 4, 2010, on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

     http://www.sec.gov/Archives/edgar/data/700978/000095012310008669/u08181fv3asr.htm

     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this pricing supplement, “we,” “us,” or “our” refers to Eksportfinans ASA.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     The notes are being purchased by the Agents as principal, pursuant to a terms agreement dated as of May 18, 2011, between the Agents and us. The initial sale of the notes in this offer entails a longer settlement period than is customary for similar debt securities. For purposes of Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, May 25, 2011 shall be the date for payment of funds and delivery of securities for all of the securities sold pursuant to the offering. The Joint Lead Managers have agreed to pay certain of our out-of-pocket expenses of the issue of the notes.

     From time to time, the Agents and their affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, the Joint Lead Managers (or their affiliates) are our swap counterparties for a hedge of our obligation under the notes.